UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

United Health Products, Inc.
Full Name of Registrant

Former Name if Applicable

520 Fellowship Road, Suite #D-406
Address of Principal Executive Office (Street and Number)

Mt. Laurel, NJ 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, within the prescribed time period without unreasonable effort or expense. The delay was primarily due to the auditors’ final review being extended as a result of delayed debt confirmation responses from certain of the Registrant’s investors. The Registrant expects to file the Form 10-K within the fifteen-calendar day extension period.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Thom	(475)	755-1005
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

The Registrant expects that there will be significant changes in operating expenses and loss for the fiscal year ended December 31, 2025 when compared to the fiscal year ended December 31, 2024, as follows:

Total operating expenses for the year ended December 31, 2025 and 2024 were $2,438,765 and $2,007,572, respectively. The increase in operating expenses was primarily due to an increase of $1,270,772 in stock-based compensation offset by a decrease of approximately $837,000 in professional expenses.  The increase in stock-based compensation is due to issuance of commitment warrants associated with an Any Market Purchase Agreement funding arrangement and the vesting of 4,725,000 Restricted Stock Units which were recorded as $150,647 and $1,120,125 of stock-based compensation, respectively.  The decrease in professional expenses is due to the Registrant terminating services with certain consultants during the reporting period.

Other income (expense) for the year ended December 31, 2025 and 2024 was $(442,342) and $5,839, respectively. The change in other income (expense) was due to an increase in a loss on fraud of $242,000, an increase in interest expense of $91,096 from the larger outstanding convertible notes and loan balances and a decrease in gain on settlement of debt of $115,085 from a settlement of accounts payable in the same period of the prior year vs no similar settlement in the current period. The net loss for the year ended December 31, 2025 was $2,881,107 as compared to a net loss of $2,001,733 for the prior year. The increase in the net loss is due to the Registrant having an increase in operating expenses of $431,193 and an increase in other expense of $448,181 during the year ended December 3, 2025

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United Health Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ Brian Thom
Brian Thom Chief Executive Officer

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